

Helping Under-served Beginning Businesses

A shared-use facility to help food business owners with the cost of commercial kitchen space by using our unique hourly rental revenue model.

Disclosures

This presentation has been prepared solely to provide potential investors with the opportunity to determine their preliminary interest in the Company and for the purpose deciding whether to proceed with their own independent, in-depth investigation and analysis of the Company and does not purport to contain all of the information that may be required to evaluate a possible investment in the Company. Interested investors should review the documents contained in the Offering Materials section on localstake.com in their entirety prior to making their investment decision.

Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to the Company to differ materially from those expressed or implied in such statements. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. Localstake Marketplace LLC expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained herein.

The Opportunity

The supply of affordable rentable commercial kitchen space that allows food business owners to operate and produce their products in accordance with federal and state food regulations is essentially nonexistent in THE TRIANGLE.



COVID-19 has triggered delivery & takeout models to spike! Ghost Kitchen sales alone are expected to increase by 25% per year for the next 5 year.



Demand for commercial kitchen space has spiked and capacity has not kept up. Population growth in North Carolina is projected to further the capacity shortage.

The Solution

By mitigating start-up costs and providing a nurturing environment, H.U.B.B. Kitchens will help food businesses start, grow, and stay in their communities by taking a time-tested successful co-working concept and swapped out office space for kitchens

- The "Ghost Kitchen" serves as a satellite location for existing restaurants
- Affordable shared commercial kitchen space for food truck operators & other foodpreneurs
- Foodpreneur start-up packages



Target Market

H.U.B.B. Kitchen's goal is to drive awareness and garner clientele by targeting those within this culinary industry who are eager to make their start or grow and are looking for support and services for their small business needs.



New Mobile Food Business Entrepreneurs

Food Truck Operators

Existing Mobile Food Business Owners

Training Service Seekers

Caterers

Ghost Kitchen Users

Existing Restaurant Owners

Our Advantages











Access to on-site food/supply deliveries

Wholesale pricing on products foodpreneurs need

On-Site Business/Marketing Services

Cold, Dry, and Frozen storage of goods

Commercial prep and cooking equipment

Competitive Landscape

How We Are Different

Hourly Kitchen Rental





No Business Incubation Services

Business Incubation Services





Monthly Kitchen Rental

Revenue Model

We balance our hourly rate pricing with our mission to balance maximizing utilization and impact. Additionally, we offer value add services that help increase profitability.

- Food trucks rent parking, prep, and storage space
- Monthly Subscription based Food Business Operations/Regulatory Management
- Monthly Subscription based Storage of Frozen/Cold/Dry Goods
- Yearly Membership Dues





" Even at 35% utilization with hourly rates 50% below the market, we project Net Profits of $65k per location.

H.U.B.B "TEAM"



Jason Johnson,
President & C.E.O.



Katherine
Symanowicz,
Marketing/Content
Creator



William McGuire,
Business Advisor &
Investor



Deana Thorpe, CPA
and Financial
Strategist

Milestones

J. Johnson & Company, LLC was founded March 2019



2019 Durham SOUP Pitch Competition Winner

$38K
Revenue Dec 20 to Apr 21

❝ Over 200 membership applications submitted since December 2020 to April 2021 driving the need for 2nd and 3rd locations in 2021.

But the opportunity doesn't just stop with these 2 potential locations...



Worst case, we open 1 space which still doesn't meet the overall demand in the market for foodpreneurs and shared commercial kitchen space



Best case, we're in discussions with other groups who want to expand in this area and HUBB Kitchens becomes the operators for multiple locations. This puts HUBB Kitchen at the center of the growth of ghost kitchens and commercial kitchen space.